VIA EDGAR

October 13, 2020

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Sergio Chinos

Re:	Mallard Acquisition Corp.
Registration Statement on Form S-1, as amended Filed on September 21, 2020
File No. 333-248939

Dear Mr. Chinos:

On October 9, 2020, Chardan Capital Markets LLC requested acceleration of the effective date of the above referenced Registration Statement so that it would become effective at 4.00 pm, Eastern Time, on October 13, 2020, or as soon thereafter as practicable. We hereby withdraw our request until further notice.

Very truly yours,

CHARDAN CAPITAL MARKETS LLC

By:	/s/ George Kaufman
Name:	George Kaufman
Title:	Managing Director